Exhibit 99.2

Orchard Therapeutics Announces Closing of $225 Million Initial Public Offering, Including the

Partial Exercise of Underwriters’ Option

BOSTON, Mass. & LONDON, November 2, 2018 – Orchard Therapeutics plc (Nasdaq: ORTX), a biopharmaceutical company dedicated to transforming the lives of patients with serious and life-threatening rare diseases through autologous ex vivo gene therapies, today announced the closing of its initial public offering of 16,103,572 American Depositary Shares (“ADSs”), each representing an ordinary share at an initial public offering price of $14.00 per share. The gross proceeds from the offering were $225.5 million before deducting underwriting commissions and estimated offering expenses. This includes the partial exercise by the underwriters of their option to purchase up to 1,817,857 additional ADSs from Orchard at the initial public offering price, less underwriting discounts and commissions. Each of the ADSs in the offering were offered by Orchard Therapeutics. The ADSs commenced trading on The Nasdaq Global Select Market on October 31, 2018 under the ticker symbol “ORTX.”

J.P. Morgan, Goldman Sachs & Co. LLC and Cowen are acting as joint book-running managers for the offering, and Wedbush PacGrow is acting as co-manager.

The offering was made only by means of a prospectus. Copies of the final prospectus may be obtained from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: (866) 803-9204, or by emailing prospectus-eq_fi@jpmchase.com; Goldman Sachs & Co. LLC, Attn: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 866-471-2526, facsimile: 212-902-9316, e-mail: prospectus-ny@ny.email.gs.com or Cowen and Company, LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, Attention: Prospectus Department, or by email at PostSaleManualRequest@broadridge.com.

Registration statements relating to the ADSs being sold in this offering have been filed with the Securities and Exchange Commission and became effective on October 30, 2018. Copies of the registration statements can be accessed through the SEC’s website at www.sec.gov. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Orchard Therapeutics

Orchard Therapeutics is a fully integrated commercial-stage biopharmaceutical company dedicated to transforming the lives of patients with serious and life-threatening rare diseases through innovative gene therapies. Orchard’s advanced portfolio of autologous ex vivo gene therapies targets serious and life-threatening rare diseases, initially primary immune deficiencies, neurometabolic disorders and hemoglobinopathies.

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Corporate contact

Katie Payne

Orchard Therapeutics

202-669-6786

katie.payne@orchard-tx.com

Media contact

Allison Blum, Ph.D.

LifeSci Public Relations

+1 516-655-0842

Allison@lifescipublicrelations.com